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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(b)

                              (Amendment No. 1)

                          Canyon Resources Corporation
                                (Name of Issuer)

                           Common Stock $.01 par value
                         (Title of Class of Securities)

                                  138869102000
                                 (CUSIP Number)

                Lloyd I. Miller, III, 4550 Gordon Drive, Naples,
                    Florida 34102, telephone (941) 262-8577
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 May 21, 1998
                  (Date of Event which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                / / Rule 13d-1(b)

                                /X/ Rule 13d-1(c)

                                / / Rule 13d-1(d)
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                                  SCHEDULE 13G


CUSIP No.                   138869102000                       Page 2 of 4 Pages



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III                  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    / /
                                                                      (b)    / /
3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                                  5        SOLE VOTING POWER
            NUMBER OF
             SHARES                        1,351,625
          BENEFICIALLY
            OWNED BY              6        SHARED VOTING POWER
              EACH
            REPORTING                      775,020
             PERSON
              WITH                7        SOLE DISPOSITIVE POWER

                                           1,351,625

                                  8        SHARED DISPOSITIVE POWER

                                           775,020

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,126,645

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                      / /

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.6%

12       TYPE OF REPORTING PERSON

         IN-OO**

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

**See Item 4.
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                                                                     Page 3 of 4

Item 1(a).   Name of Issuer:          Canyon Resources Corporation

Item 1(b). Address of Issuers's Principal Executive Offices: 14142 Denver West Parkway, Suite 250, Golden, Colorado 80401

Item 2(a).   Name of Person Filing:               Lloyd I. Miller, III

Item 2(b). Address of Principal Business Office or, if None, Residence: 4550 Gordon Drive, Naples, Florida 34102

Item 2(c).   Citizenship: United States

Item 2(d).   Title of Class of Securities:  Common Stock, $.01 par value

Item 2(e).   CUSIP Number: 138869102000

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: Miller shares dispositive and voting power on 775,020 of the reported securities (i) as an adviser to the trustee of certain family trusts and/or (ii) which are held by his wife. Miller has sole voting and dispositive power on 1,351,625 of the reported securities as (i) the custodian to accounts set up under the Florida Uniform Gifts to Minors Act, (ii) the sole shareholder of a subchapter S corporation, (iii) the trustee to certain family trusts, (iv) the manager of a limited liability company and/or (v) the manager of the general partner of a limited partnership.

             (a)   2,126,645

             (b)   4.6%

             (c)   (i) sole voting power: 1,351,625

                   (ii) shared voting power: 775,020

                   (iii) sole dispositive power: 1,351,625

                   (iv) shared dispositive power: 775,020

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /x/

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

             Persons other than Lloyd I. Miller III have the right to receive dividends from, or the proceeds from the sale of, the reported securities. None of these persons has the right to direct such dividends or proceeds.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

             Not Applicable
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                                                                     Page 4 of 4

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

             Not Applicable.

Item 9.      NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable.

Item 10.     CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         June 4, 1998
                                         ---------------------------------------



                                         /s/ Lloyd I. Miller, III
                                         ---------------------------------------
                                         Lloyd I. Miller, III